FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: November 3, 2005	Lewis N. Rose President and Chief Executive Officer

NEWS FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC DELIVERS RECORD REVENUE & NEAR RECORD EARNINGS IN Q3 05
 Q3 revenue up 35%, earnings up 80%
Poker fees up 89%, casino fees up 12% on growth in core markets, new products

November 3, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, today announced its financial results for the third quarter and nine months ended September 30, 2005. CryptoLogic’s record revenue, near record earnings and positive operating cash flow reflected strong organic growth from existing customers in the company’s primary Internet casino and Internet poker markets, even in the traditionally soft summer season for Internet gaming.

“CryptoLogic remains a model of consistent performance, even in fast-changing times for the industry,” said Lewis Rose, CryptoLogic’s President and CEO. “For CryptoLogic, it’s all about delivering innovative games to selected blue-chip customers in the world’s most lucrative markets for Internet gaming. CryptoLogic’s diversified, disciplined strategy and its trusted reputation as a long-standing public company are delivering excellent results. This quarter’s casino revenue was up 12% and poker fees grew 89% over last year.”

Financial Highlights (in millions of US dollars, except per share data)	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Revenue	$21.0	$15.6	$61.2	$45.8
Earnings	$5.1	$2.9	$14.7	$9.9
Earnings per diluted share	$0.36	$0.21	$1.04	$0.73

Fiscal 2005 third quarter highlights included:

•	Quarterly revenue grew 35% to a record $21.0 million, and earnings rose 80% over Q3 2004 to a near record $5.1 million or $0.36 per diluted share. This exceeded analysts’ average consensus of $0.31 per diluted share;

•	Internet poker fees derived from the company’s WagerLogic licensing subsidiary grew 89% over Q3 2004, and were up 6% sequentially over Q2 2005. Poker software fees accounted for more than 30% of Q3 2005 revenue;

•	The central Internet poker room shared by WagerLogic licensees now attracts more than 7,500 simultaneous online players – making it one of the most populated poker sites on the Internet;

•	Internet casino revenue derived from WagerLogic rose 12% over Q3 2004, and was up 8% sequentially over Q2 2005. Fees from casino software represented 60% of total Q3 2005 revenue;

•	The launch of seven new multi-line video slots featuring Marvel Super Heroes such as The Hulk, Daredevil and The X-Men, and the well-known, gem-matching game, Bejeweled, gained immediate popularity with players;

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•	The company secured its first patent in the UK, for both online and land-based gaming, for Millionaires Club™, one of the company’s own innovations. Millionaires Club™ is one of the most popular progressive jackpot slots with a current jackpot in excess of $1.3 million;

•	Geographic diversification remained strong with licensees’ revenue from international markets exceeding 65% of total revenue, up from over 60% in 2004;

•	A 40% increase in the quarterly cash dividend to US$0.07 per share to be payable on December 15, 2005 to shareholders of record as at December 8, 2005;

•	In Q3 2005, CryptoLogic repurchased and cancelled 270,500 shares at an approximate average price of $19.32 per share under its 2004/2005 Normal Course Issuer Bid. Subsequent to the quarter-end, the company bought back a further 222,800 shares at an approximate average price of $16.49 per share, for a total of 493,300 shares ($8.9 million) for 2005 year-to-date; and

•	Subsequent to the quarter-end, Betfair confirmed continuation of its poker software agreement with WagerLogic until June 2006, with an option to extend until January 2007. Regardless of the timing of Betfair’s departure, WagerLogic will receive fees from Betfair such that CryptoLogic’s annual results for 2006 are not expected to be materially affected.

Q3 Results: Record Revenue, Near Record Earnings (all financial figures expressed in US dollars)
CryptoLogic achieved record revenue and excellent earnings momentum in the third quarter ended September 30, 2005. Revenue rose 35% to $21.0 million (Q3 2004: $15.6 million). EBITDA(1) for the quarter grew 67% to $5.9 million (Q3 2004: $3.6 million). EBITDA(1) margin for the quarter increased significantly to 28% as a percentage of revenue (Q3 2004: 23%). Earnings for the quarter rose 80% to $5.1 million or $0.36 per diluted share (Q3 2004: $2.9 million or $0.21 per diluted share).

CryptoLogic delivered excellent third quarter results despite the traditional softness of the summer season for online gaming. The company attributed this success to very strong organic growth from existing casino licensees and the benefits of launching innovative new games. Fuelled by poker software enhancements, tournament offerings and growing player volumes, Internet poker licensees also contributed record revenue levels in Q3 2005.

Increased earnings and improved margins in 2005 also reflect the early benefits of higher revenue as a result of investing in the company’s business, including from its major investment program.

As announced a year ago, CryptoLogic has been implementing a $12.5 million investment program to support the company’s long term growth. As at Q3 2005, the company had invested approximately 84% ($10.4 million) of this program, of which $3.6 million were operating costs and $6.8 million were capital expenditures (comprising $3.1 million for the purchase of capital assets and $3.7 million in capitalized software development related to the investment program). This investment program will be substantially completed this year as planned.

Going forward, we will continue to manage normal course expenditures in proportion to revenue generation, while also planning for incremental investments that may be necessary to position our company for a regulated UK market for online gaming, once the new rules and requirements are finalized.

Revenue for the nine months ended September 30, 2005 increased 34% to $61.2 million (Q3 2004 YTD: $45.8 million). EBITDA(1) for the first nine months in 2005 rose by 38% to $17.3 million (Q3 2004 YTD: $12.6 million). EBITDA(1) margin for the first nine months in 2005 remained strong at 28% as a percentage of revenue (Q3 2004 YTD: 28%). Earnings for the first nine months of 2005 increased by 49% to $14.7 million or $1.04 per diluted share (Q3 2004 YTD: $9.9 million or $0.73 per diluted share).

Balance Sheet Strength: Positive Operating Cash Flow, No Debt
CryptoLogic’s financial strength remains evident from its healthy operating cash flow and strong balance sheet. At September 30, 2005, CryptoLogic had no debt, and total cash was $92.1 million or $6.49 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $2.0 million). CryptoLogic’s working capital was $69.5 million or $4.90 per diluted share.

Given CryptoLogic’s continued earnings and cash generation, on November 1, the Board approved a 40% increase in its quarterly cash dividend to US$0.07 per share, up from US$0.05 per share. The increase will commence with the company’s next quarterly dividend payable on December 15, 2005 to shareholders of record as at December 8, 2005.

Operating cash flow for the third quarter of 2005 rose significantly to $14.2 million (Q3 2004: $2.2 million). This increase was attributed largely to higher earnings and a significant reduction in security deposit requirements with payment processors.

Geographic Diversification: A Major Presence in the UK and Europe
 CryptoLogic’s strategic diversification across the world’s key gaming markets continues to pay off. Revenue derived from licensees’ international players accounted for more than 65% of Q3 2005 revenue, up from over 60% in 2004. The UK and Continental Europe continued to be the company’s largest markets.

Product Innovation: Great Brands, Great Games, Great Entertainment
CryptoLogic continues to reap the returns from its investment in extending its poker software and system scalability. This continued investment has contributed to poker licensees achieving record levels. Fees earned from Internet poker rose 89% over Q3 2004, and up 6% over Q2 05. Online poker fees exceeded 30% of total Q3 2005 revenue, and grew 143% on a year-to-date basis over the same 2004 period.

By delivering a broad choice of games at different speed and stake levels, and enabling online and offline tournament offerings – such as this year’s second annual Caribbean Poker Classic ™ tournament in St. Kitts – CryptoLogic-developed software is helping customers increase player traffic to their Internet poker sites.

Internet casino continues to be a main revenue contributor for CryptoLogic, accounting for 60% of total Q3 2005 revenue. Online casino performed strongly, rising 12% over Q3 2004, and up 8% over Q2 2005. On a year-to-date basis, casino revenue increased 7% over Q3 2004 YTD. The launch of 20 new games released this year was a contributing factor and key to helping customers attract, retain and re-activate player interest.

CryptoLogic continues to bring the latest product innovation and exciting entertainment concepts to its Internet casino software. The company’s recently released seven-game pack offers high-impact video game play and multi-level jackpots, and are already among the most popular games with players. CryptoLogic is the exclusive developer of Marvel-branded casino slot games on the Internet, and the first to offer a play-for-real slot version of Bejeweled, the wildly popular, gem-matching game. The first ever Marvel-themed progressive jackpot video slots feature The Hulk, Daredevil, The X-Men, Blade and The Punisher – with exciting bonus sequences allowing players to battle villains, hunt vampires and smash tanks to win cash prizes in US dollars, Euros and Pounds Sterling.

Patenting Our Innovations
 CryptoLogic also received its first game patent in the UK for one of its most popular progressive jackpot slots, Millionaires Club™, and the game’s distinctive three-wheel bonus concept. The patent is pending in other major markets and will be applicable for both online and land-based gaming. The patenting of the company’s proprietary game innovations and technologies creates incremental revenue-generating opportunities and provides a competitive advantage for CryptoLogic.

Betfair Poker Continues in 2006
As announced in August, Betfair, one of WagerLogic’s poker licensees, plans to bring its poker software in-house. Uniquely positioned as a technology-driven betting organization, Betfair’s long term strategy is to own and operate all of its core products. Betfair will continue its exclusive agreement with WagerLogic until June 2006, with an option to extend until January 2007. Regardless of the timing of Betfair’s departure, WagerLogic will receive fees from Betfair such that CryptoLogic’s annual results for 2006 are not expected to be materially affected. Excluding Betfair, poker revenue from other WagerLogic licensees was up approximately 100% on a year-to-date basis over the same period in 2004.

Executive, Director Appointments
In August, CryptoLogic appointed Stephen Taylor as Chief Financial Officer. Mr. Taylor is a Chartered Accountant, having qualified in the top one percent in Canada and has held senior positions at two of the country’s large accounting firms. He brings more than two decades of experience in financial and business management, public markets, and mergers and acquisitions.

In September, Nigel Simon was appointed as a Non-Executive Director of CryptoLogic’s Board of Directors. Mr. Simon, a veteran British business executive, has more than 25 years of broad senior management and strategic experience in leading and managing international businesses, including senior roles at a multi-billion-dollar FTSE 50 and NYSE-listed global organization based in the UK. He brings particular expertise in strategy, marketing, regulatory issues, sales, banking, corporate governance and mergers and acquisitions.

On November 1, at a quarterly scheduled Board of Directors’ meeting, Nigel Simon was appointed to the Board’s Audit Committee, which ensures full compliance with Nasdaq’s Audit Committee Composition Rule. While Nasdaq Rules provide the company a cure period until the earlier of the Company’s next annual shareholders’ meeting or up to one year, CryptoLogic received a Nasdaq Deficiency Letter indicating non-compliance with Nasdaq Marketplace Rule 4350, which requires the Board of Directors’ Audit Committee be composed of three independent members. Mr. Simon’s appointment to the Audit Committee resolves this temporary 12-day period of non-compliance. As of November 2, the company has received a notification from Nasdaq that it is in full compliance with this rule.

Outlook
CryptoLogic’s disciplined execution and focused investments are proving successful in generating strong revenue, profitability and healthy cash flow. The company’s diversified strategy – in its customers, products and markets – and proven record of performance and transparency as a long-established public company continue to set it apart in the global Internet gaming industry.

CryptoLogic will remain clearly focused on working with a core group of major international customers to achieve the highest returns in the lucrative Internet casino and Internet poker sectors. Management expects fourth quarter revenue to range from $22.2-$22.6 million, with earnings of $5.4-$5.6 million or $0.39-$0.40 per diluted share.

While CryptoLogic continues to seek new substantial licensees that meet its rigorous criteria, the company is experiencing significant organic growth from its customers. In today’s fast-paced environment where players demand more choice and value, CryptoLogic will continue to develop innovative new games and expand its back-office offering with sophisticated business intelligence, data mining and marketing support tools to help customers effectively compete for player attention and drive incremental revenue in the world’s major Internet casino and poker markets – both of which continue to grow.

2005 Third Quarter Analyst Call
A conference call is scheduled for 8:30 a.m. (Eastern) (1:30 p.m. GMT) on Thursday, November 3, 2005. Interested parties should call either 416-695-6120, 1-877-888-3855 (North America) or international toll free number at (Country Code) 800-4222-8835. Instant replay will be available until Thursday, November 10, 2005 by calling 416-695-5275 or 1-866-518-1010.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Stephen Taylor, Chief Financial Officer	Argyle Rowland Communications, (416) 968-7311 (North American Media) Dan Tisch, ext. 223/ dtisch@argylerowland.com Karen Passmore, ext. 228/ kpassmore@argylerowland.com
At Catullus Consulting, + 44 20 7736 2938 (UK Media) Alex Mackey, alex.mackey@catullusconsulting.com

(1)	Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Inc. and our subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three and nine months ended September 30, 2005 and September 30, 2004, and the audited consolidated financial statements and the MD&A for the year ended December 31, 2004 as set out in our 2004 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2004 year-end MD&A. This MD&A is dated November 3, 2005. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW
CryptoLogic is a world leading and long-standing publicly traded online gaming software developer and supplier serving the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized blue-chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

OVERVIEW OF RESULTS
In the third quarter of 2005, CryptoLogic delivered strong performance in both our primary Internet casino and Internet poker markets through excellent organic growth from a core group of blue-chip international customers, supported by strategic investments in key areas of our business.

New casino games continued to help licensees attract, re-energize and retain players, which contributed to a 12% increase in fees from Internet casino over Q3 2004. Online casino revenue remains a major cash generator, and accounted for 60% of total Q3 2005 revenue. WagerLogic’s poker licensees continued to perform strongly, fuelled by ongoing poker enhancements and tournament offerings, which provide one of the broadest range of game options, stake and speed levels to attract a wide range of players. Fees from Internet poker for Q3 2005 grew 89% over Q3 2004.

Revenue rose 35% for Q3 2005 to a record $21.0 million (Q3 2004: $15.6 million) and was up 34% to $61.2 million for the first nine months of 2005 (Q3 2004 YTD: $45.8 million). EBITDA(1) increased 67% for Q3 2005 to $5.9 million (Q3 2004: $3.6 million), and 38% to $17.3 million on a year-to-date basis (Q3 2004 YTD: $12.6 million). EBITDA(1) margin rose considerably to 28% as a percentage of revenue for Q3 2005 (Q3 2004: 23%) and was 28% for the first nine months of 2005 (Q3 2004 YTD: 28%). Furthermore, earnings rose 80% to $5.1 million or $0.36 per diluted share (Q3 2004: $2.9 million or $0.21 per diluted share), and grew by 49% to $14.7 million or $1.04 per diluted share in the first nine months of 2005 (Q3 2004 YTD: $9.9 million or $0.73 per diluted share).

CryptoLogic’s balance sheet strength continued to be reflected with no debt, and cash, cash equivalents and short term investments of $92.1 million (including $2.0 million in security deposits) at quarter-end. Working capital was $69.5 million.

The early returns of CryptoLogic’s major investment program, which is aimed at driving long term growth, contributed to excellent third quarter performance. Since the program’s implementation a year ago, approximately 84%, or $10.4 million of this program, has been invested.

RESULTS OF OPERATIONS

Revenue
Revenue reached record levels in Q3 2005, up 35% to $21.0 million (Q3 2004: $15.6 million), and up 34% on a year-to-date basis to $61.2 million (Q3 2004 YTD: $45.8 million). CryptoLogic generated strong third quarter revenue in 2005 in what is one of the two seasonally slowest quarters of the year for Internet gaming. Strong top-line results were fuelled by licensees’ strengthening market position and growth in both the major Internet poker and Internet casino markets. CryptoLogic continued to derive near term incremental returns from our major investment program, which is aimed at key areas of our business: our casino and poker software offerings, system infrastructure and scalability, and back-office and customer care improvements.

Ongoing enhancements to WagerLogic’s poker software that extend the choice of games, stakes and tournament opportunities for players have contributed to the continued growth of existing poker licensees. During the quarter, Internet poker fees rose 89% over Q3 2004, and up 6% sequentially over Q2 2005. Poker software fees exceeded 30% of Q3 2005 revenue, and grew 143% on a year-to-date basis over the same 2004 period. We expect poker licensees to continue this strong positive momentum as they benefit from our broad poker offering and the greater liquidity of being part of WagerLogic’s central poker room, which now attracts more than 7,500 live players simultaneously online.

Internet casino software fees rose 12% over Q3 2004, and up 8% sequentially over Q2 2005. Casino remained a large contributor to our business, and represented 60% of total Q3 2005 revenue. On a year-to-date basis, online casino software revenue increased 7% over the same 2004 period.

In the third quarter when summer seasonality is usually a factor, online casino licensees enjoyed excellent growth, which was attributed to the incremental returns derived from new casino games added this year. Our innovative new offerings have included a multi-line version of Millionaires Club™, a hugely popular progressive Internet slot game that is contributing meaningful revenue. Most recently, we introduced the Internet’s first casino games based on well-known Marvel comic characters – The Hulk, Daredevil, The X-Men, Blade and The Punisher – and the first online play-for-real slot version of Bejeweled, one of the most popular titles online. By delivering a comprehensive casino portfolio and ongoing roll out of market-targeted games – 20 in the past few months – we expect our licensees to continue to strengthen their market position in this competitive and highly demanding market segment.

The enhancement of our back-office solutions is intended to aid customers in attracting, retaining and re-activating players. We have recently introduced sophisticated business intelligence, data warehousing and marketing tools, which are helping customers better understand, respond and serve their players.

CryptoLogic continued to be well-diversified in the key global markets for online gaming. Licensees’ revenue derived from international players accounted for more than 65% of overall Q3 2005 revenue, up from over 60% in fiscal 2004. The UK and Continental Europe represented the vast majority, and together accounted for more than 60% of total Q3 2005 revenue.

Operating Costs
Operating costs comprise software development and support costs that include all personnel and compensation costs, licensee support, customer service costs and compliance-related expenditures. Operating costs were $12.8 million in Q3 2005 or 61% of revenue (Q3 2004: $10.4 million or 66%). For the nine months ended September 30, 2005, operating costs were $38.0 million or 62% of revenue (Q3 2004 YTD: $28.6 million or 63%).

Increased costs were in line with CryptoLogic’s investments directed at new casino games, enhancement of our poker offering, an expanding system infrastructure to support growing player traffic and volumes, and improvement of our customer care and back-office processing and support services. Operating costs also rose with increased processing fees associated with growing financial transaction volumes.

Last year’s third quarter operating costs were higher as a percentage of revenue due to higher expenditures related to CryptoLogic initiating a major investment program in Q3 2004 without the commensurate revenue benefits. This investment program is above and beyond our normal course expenditures, and aimed at significantly upgrading our gaming platform and system and service infrastructure. Over the last five quarters, approximately 84%, or $10.4 million of this $12.5 million program, has been invested as follows: $3.6 million in operating costs and $6.8 million in capital expenditures (comprising $3.1 million for purchases of capital assets and $3.7 million in capitalized software development associated with the program). CryptoLogic continues to benefit from these investments as evidenced by strong top-line performance and improved margins. Our major investment program will be substantially completed in 2005 as planned.

Going forward, we will continue to manage normal course expenditures in proportion to revenue generation, while also planning for incremental investments that may be necessary to position our company for a regulated UK market for online gaming, once the new rules and requirements are finalized.

General and Administrative Costs
General and administrative (G&A) expenses were $2.2 million for the quarter (Q3 2004: $1.6 million). For the first nine months of 2005, G&A expenses were $5.7 million (Q3 2004 YTD: $4.3 million). The rise in G&A costs reflected higher costs associated with a growing organization and increased facilities and infrastructure expenditures. Given our larger company, G&A expenses will rise modestly, although will be expected to remain fairly consistent as a percentage of revenue.

Finance Costs
Finance costs include bank charges and fees for bank drafts. These costs were fairly consistent at $0.1 million for Q3 2005 and Q3 2004, and similarly on a year-to-date basis at $0.3 million for both 2004 and 2005.

EBITDA(1)
EBITDA(1) improved significantly by 67% for Q3 2005 to $5.9 million (Q3 2004: $3.6 million), and up 38% on a year-to-date basis to $17.3 million (Q3 2004 YTD: $12.6 million). EBITDA(1) margin increased significantly to 28% for Q3 2005 (Q3 2004: 23%) as a percentage of revenue, and was 28% on a year-to-date basis in 2005 (Q3 2004 YTD: 28%). Improved margins in Q3 2005 reflected the early benefits of higher revenue from ongoing and major investment plans. EBITDA(1) is expected to remain at solid levels as major investments are substantially completed in 2005, and normal course expenditures are managed in proportion to revenue generation.

(1)	Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

      EBITDA is reconciled to earnings as follows:

	For the three months ended September 30,		For the nine months ended September 30,

(In thousands of US dollars)	2005	2004	2005	2004

Earnings	$5,127	$2,856	$14,705	$9,874
Income taxes	747	525	2,361	2,176
Interest income	(967)	(361)	(2,478)	(867)
Amortization	1,042	548	2,741	1,415

EBITDA	$5,949	$3,568	$17,329	$12,598

Amortization
Amortization expense during the quarter rose to $1.0 million (Q3 2004: $0.5 million), and to $2.7 million in the first nine months of 2005 (Q3 2004 YTD: $1.4 million). The increase reflected higher investments in computer equipment, leasehold improvements, software and licenses to support our growing organization and the Company’s major investment program.

Interest Income
Interest income rose to $1.0 million in the third quarter (Q3 2004: $0.4 million), and $2.5 million in the first nine months of 2005 (Q3 2004 YTD: $0.9 million). The increase was a result of a higher cash position and better interest yield.

Provision for Income
Income taxes for the quarter were $0.7 million (Q3 2004: $0.5 million), and $2.4 million for the first nine months of 2005 (Q3 2004 YTD: $2.2 million), which reflected a taxable income mix that was lower in certain markets. The change in future income taxes arose from the fluctuation in foreign exchange rates during the third quarter of 2005.

Earnings
Earnings for the third quarter rose 80% to $5.1 million or $0.36 per diluted share (Q3 2004: $2.9 million or $0.21 per diluted share). On a year-to-date basis in 2005, earnings increased by 49% to $14.7 million or $1.04 per diluted share (Q3 2004 YTD: $9.9 million or $0.73 per diluted share).

Summary of Quarterly Results

	Fiscal 2005			Fiscal 2004				Fiscal 2003

(In thousands of US dollars, except per share data)	Q3 05	Q2 05	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03

Revenue	$21,049	$19,923	$20,274	$17,949	$15,616	$14,925	$15,224	$13,540

Interest income	967	874	637	426	361	262	244	160

Earnings	5,127	4,739	4,839	3,794	2,856	3,197	3,821	3,033

Earnings per share Basic Diluted	0.37 0.36	0.34 0.33	0.36 0.34	0.29 0.27	0.22 0.21	0.25 0.23	0.30 0.28	0.25 0.23

Basic weighted average number of shares (000's)	13,681	13,736	13,573	13,185	13,076	12,979	12,641	12,280

Diluted weighted average number of shares (000's)	14,063	14,361	14,184	13,871	13,642	13,734	13,419	12,972

Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest periods, and revenue in the middle two quarters can slow down as Internet usage moderates in the summer months when players tend to be outdoors. The sequential increase in Q3 2005 over Q2 2005 was due to continued high growth in Internet poker fees as well as strong online casino revenue attributed to the popularity of new games, which helped offset the usual summer softness expected in the more developed casino segment during this period.

LIQUIDITY AND CAPITAL RESOURCES
 In the quarter, CryptoLogic continued to report a strong financial position. As at September 30, 2005, the Company had no debt, and a total cash position of $92.1 million or $6.49 per diluted share, which comprised cash and cash equivalents, short term investments, and included $2.0 million of security deposits. Working capital was $69.5 million or $4.90 per diluted share.

Operating cash flow in Q3 2005 increased significantly to $14.2 million (Q3 2004: $2.2 million), compared with $23.4 million on a year-to-date basis (Q3 2004 YTD: $9.9 million). This increase was largely due to higher earnings, a significant decline in security deposits required as collateral to payment processors, and changes in working capital requirements.

Under the 2004/2005 Normal Course Issuer Bid, which expired on September 22, 2005, we repurchased and cancelled 270,500 shares at an approximate average price of $19.32 per share in Q3 2005. On September 26 2005, the Board of Directors announced the renewal of its Normal Course Issuer Bid, which authorizes the Company to purchase up to 1.34 million common shares from September 28, 2005 to September 27, 2006. Subsequent to the quarter-end, the Company bought back a further 222,800 shares at an approximate average price of $16.49 under our current 2005/2006 bid. For 2005 year-to-date, we have repurchased a total of 493,300 shares ($8.9 million).

CryptoLogic currently has 13.3 million common shares and 1.2 million stock options outstanding.

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES AND OFF-BALANCE SHEET ARRANGEMENTS
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2004 as contained in our 2004 Annual Report.

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the year ended December 31, 2004 as contained in our 2004 Annual Report.

OUTLOOK
 While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. In Internet casino, we will continue to deliver an array of new and engaging games to help our customers refresh their offerings to players, and foster player loyalty. In Internet poker, we will continue to enhance our poker solution to build on the strong liquidity and wide choice of games, stake levels and tournaments we provide today. We have also enhanced our back-office solution with sophisticated new relationship management tools and reporting options, which are aimed at helping customers better understand and serve their players and foster player loyalty.

As announced in August, Betfair, one of our poker licensees, plans to establish its own internally-operated Internet poker room in keeping with its core strength as a technology-driven betting company. Betfair will remain in the WagerLogic central poker room until June 2006, with an option to extend to January 2007. Regardless of when Betfair leaves, WagerLogic will receive fees from Betfair such that CryptoLogic’s annual results for 2006 are not expected to be materially affected. Betfair’s departure may affect the liquidity of the central poker room next year, although the continued substantial organic growth of our other customers is expected to be an offsetting factor. Other WagerLogic customers, which are primarily gaming and/or casino companies, continue to benefit from the greater liquidity, outsourced technical expertise and an ever-expanding product offering developed by CryptoLogic.

CryptoLogic has achieved increasing returns – as evidenced by strong Q3 results – by executing a strategy of customer, product and market diversification. We remain committed to this disciplined approach to drive the organic growth of a core group of high quality international brand-name customers that target the major Internet casino and Internet poker sectors.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at September 30, 2005 (unaudited)	As at December 31, 2004

ASSETS
Current assets:
Cash and cash equivalents	$77,133	$43,182
Security deposits	2,000	7,000
Short term investments	12,963	35,782
Accounts receivable and other	7,764	6,487
Prepaid expenses	4,830	1,754

	104,690	94,205

User funds on deposit	23,716	18,908
Capital assets	16,400	9,227
Intangible assets	85	106
Goodwill	1,776	1,776

	$146,667	$124,222

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$32,612	$30,056
Income taxes payable	2,589	1,331

	35,201	31,387

User funds held on deposit	23,716	18,908
Future income taxes	2,094	1,840

	61,011	52,135

Shareholders' equity:
Share capital	25,456	20,380
Stock options	1,674	1,114
Retained earnings	58,526	50,593

	85,656	72,087

	$146,667	$124,222

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004

Retained earnings, beginning of period	$58,800	$45,000	$50,593	$38,758
Earnings	5,127	2,856	14,705	9,874
Excess of purchase price of treasury shares
over stated value	(4,722)	--	(4,722)	--
Dividends paid	(679)	(393)	(2,050)	(1,169)

Retained earnings, end of period	$58,526	$47,463	$58,526	$47,463

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004

Revenue	$21,049	$15,616	$61,246	$45,765

Expenses
Operating costs	12,797	10,382	37,950	28,626
General and administrative	2,179	1,564	5,654	4,255
Finance	124	102	313	286
Amortization	1,042	548	2,741	1,415

	16,142	12,596	46,658	34,582

Earnings before undernoted	4,907	3,020	14,588	11,183
Interest income	967	361	2,478	867

Earnings before income taxes	5,874	3,381	17,066	12,050
Income taxes:
Current	243	31	2,107	780
Future	504	494	254	1,396

	747	525	2,361	2,176

Earnings	$5,127	$2,856	$14,705	$9,874

Earnings per common share
Basic	$0.37	$0.22	$1.08	$0.77
Diluted	$0.36	$0.21	$1.04	$0.73

Weighted average number of shares (`000s)
Basic	13,681	13,076	13,664	12,899
Diluted	14,063	13,642	14,187	13,562

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004

Cash provided by (used in):

Operating activities:
Earnings	$5,127	$2,856	$14,705	$9,874
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	1,042	548	2,741	1,415
Future income taxes	504	494	254	1,396
Stock options	440	326	1,285	863
Changes in operating assets and liabilities:
Security deposits	5,000	--	5,000	(450)
Accounts receivable and other	(859)	(3,608)	(1,277)	(4,970)
Prepaid expenses	2,353	(80)	(3,076)	(633)
Accounts payable and accrued liabilities	1,096	2,385	2,556	2,365
Income taxes payable	(465)	(701)	1,258	87

	14,238	2,220	23,446	9,947

Financing activities:
Issue of capital stock	420	271	4,854	6,163
Dividends paid	(679)	(393)	(2,050)	(1,169)
Repurchase of common shares	(5,225)	--	(5,225)	--

	(5,484)	(122)	(2,421)	4,994

Investing activities:
Purchase of capital assets	(4,683)	(2,210)	(9,891)	(5,547)
Purchase of intangible assets	--	--	(2)	(89)
Short term investments	(10,963)	1,683	22,819	(28,875)

	(15,646)	(527)	12,926	(34,511)

Increase (decrease) in cash and cash equivalents	(6,892)	1,571	33,951	(19,570)
Cash and cash equivalents, beginning of period	84,025	22,869	43,182	44,010

Cash and cash equivalents, end of period	$77,133	$24,440	$77,133	$24,440

Supplemental cash flow information:
Non cash portion of options exercised	$137	$8	$725	$477

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at September 30, 2005
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2004. These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, as set out in the 2004 Annual Report.

1.	Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2004 and 2005 was made using the Black-Scholes option pricing model under the following weighted assumptions:

	2005	2004

Dividend yield	0.75%	0.75%
Risk-free rate	3.25%	2.75%
Expected volatility	50.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The costs of stock options of $440 in Q3 2005 ($326 in Q3 2004), and $1,285 YTD 2005 ($863 YTD 2004) are included in operating costs. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per common share would have been changed to the following pro forma amounts:

	Three months ended September 30,				Nine months ended September 30,
	2005		2004		2005		2004

	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)

Earnings	$ 5,127	$ 4,993	$ 2,856	$ 2,718	$ 14,705	$ 14,309	$ 9,874	$ 9,428

Earnings per share:
Basic	$ 0.37	$ 0.37	$ 0.22	$ 0.21	$ 1.08	$ 1.05	$ 0.77	$ 0.73
Diluted	$ 0.36	$ 0.36	$ 0.21	$ 0.20	$ 1.04	$ 1.01	$ 0.73	$ 0.70

2.	Share Capital

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total
	Issued	Stated Value	Issued	Stated Value	Stated Value

	(‘000)		(‘000)		(‘000)

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350
Exercise of stock options	1,011	9,030	--	--	9,030

Balance, December 31, 2004	13,311	$20,108	30	$272	$20,380

Balance, December 31, 2004	13,311	$20,108	30	$272	$20,380
Share repurchase	(271)	(503)	--	--	(503)
Exercise of stock options	486	5,153	--	--	5,153
Exercise of Series F warrants	23	630	(23)	(204)	426

Balance, September 30, 2005	13,549	$25,388	7	$68	$25,456

3.	Normal Course Issuer Bid

In September 2004, the Board of Directors approved a share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,250,000 of the Company’s outstanding common shares for the period commencing September 23, 2004 and ending September 22, 2005. Under this plan, the Company had repurchased and cancelled 270,500 common shares during the three months ended September 30, 2005 for total cost, including transaction cost, of $5.2 million.

In September 2005, the Board of Directors approved the renewal of the share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,340,000 of the Company’s outstanding common shares for the period commencing September 28, 2005 and ending September 27, 2006. As at September 30, 2005, the Company had not repurchased any shares from the renewed Normal Course Issuer Bid.

4.	Comparative Figures

Certain of the prior period’s figures have been reclassified for consistency with the current period’s presentation.